

August 8, 2013

Via E-mail
James S. Sawyer
Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

      Re: **Praxair, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               Form 10-Q for Fiscal Quarter Ended June 30, 2013
               Filed July 24, 2013
               File No. 1-11037

Dear Mr. Sawyer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 19

1. We note that your discussion and analysis for your consolidated results of operations focuses on sales and adjusted operating profit and adjusted operating profit margin with no discussion and analysis of the US GAAP operating profit and margin. In future filings, please provide a discussion and analysis of US GAAP consolidated profit measures before providing an analysis of any non-GAAP profit measure. In this regard, we note that the adjust operating profit margin showed an improving trend; whereas, the US GAAP operating profit margin showed a declining trend that has not be explained. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

2. We note that you incurred higher pension and benefit costs in 2012 as compared to 2011. However, you did not provide investors with an understanding as to why. In future filings, please ensure that you provide investors with an analysis of the material factors impacting the components of income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. Please also refer to comment 2 in our letter dated March 15, 2012.

3. We note that you identified three factors that impacted interest expense for fiscal year 2012 as compared to fiscal year 2011. In future filings, please provide investors with quantified information that demonstrates the extent to which each factor contributed to the change in interest expense. Please note that this concept should be applied to your discussion and analysis of all components of income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

4. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and retirement obligations adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

5. We note that you significantly increased your global pension contributions for fiscal year 2012, as compared to the other two fiscal years and to the amount you intend to contribute for fiscal year 2013. In future filings, please explain the factors that caused the significant increase to your global pension contributions along with the impact to your consolidated financial statements.

6. In comment 2 in our letter dated March 15, 2012, we requested that you provide investors with additional insight regarding the underlying causes for the material factors impacting sales, gross profit margin and operating profit margin at the consolidated and reportable segment levels. In your response letter dated, March 27, 2012, you agreed to provide quantified information for the percentage of sales by end markets and also by distribution method, which you have provided in your fiscal year 2012 Form 10-K. You also agreed to supplement this additional information with "a narrative discussion, where applicable, of material trends affecting these distribution methods and end markets." However, it is unclear how your discussion and analysis of your consolidated and segment operating results have provided investors with this narrative discussion. Please advise. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 37
Asset Impairments, page 38

7. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Note 1. Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 55

8. We note from your disclosures that you generate revenues from the sale of products, services provided and construction services. In future filings, please provide more quantitative information for the different sources of revenue generation to allow investors to better understand how your various recognition policies are impacting your consolidated statements of income and comprehensive income. Also, please clarify the services that you provide within the Business section of your Form 10-K. Please also provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of income presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented.

9. We note your disclosure that industrial gases sold through the merchant business is generally made from tanker trucks to storage containers owned or leased and maintained by Praxair or the customer at the customer's site. Your disclosures on page 20 note that the merchant business generates approximately 31% of total sales. Finally, we note that you recognize revenue when the product is shipped. It is unclear from your disclosures when the product is considered to be shipped for the storage containers that are owned or leased and maintained by you. Please advise and provide clarifying disclosures in future filings.

Note 8. Property, Plant and Equipment – Net, page 70

10. In future filings, please provide a more disaggregated presentation for machinery and equipment into smaller and more meaningful components, as the range of useful lives is very broad (i.e., 3 to 30 years) and represents 82% of the gross value of total property, plant and equipment as of December 31, 2012. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range.

Note 16. Retirement Programs, page 82

11. In future filings, please provide a company-specific description of the basis used to determine the expected long-term rate of return on assets for your US and non-US pension plans. For example, disclose the expected rate of return or range for your equity and debt securities and disclose the historical rates of return on assets for the most recent 10-year period and 20-year

period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(5)(iii) for guidance. Please provide us with the disclosures you intend to provide in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

3. 2013 Acquisitions, page 9

12. We note that the purchase price allocation for your acquisition of $NuCO_2$ is based on preliminary estimates and assumptions. In future filings, please provide the disclosures required by ASC 805-10-50-6 to provide investors with a better understanding of what areas need to be completed and the potential impact to your consolidated financial statements.

13. In future filings, please expand upon your statement that the goodwill from the acquisition of $NuCO_2$ is attributable to expected growth and cost synergies to explain what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.) and what specifically the cost synergies will be. In this regard, we note that you have currently allocated $618 million of the $1.095 billion purchase price to goodwill. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief